3242 S. Halladay Street, Suite 202 Santa Ana, California 92705 888.909.5564

October 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Blum Holdings, Inc.

Registration Statement on Form S-4, as amended (File No. 333-274921)

Acceleration Request

Ladies and Gentlemen:

Blum Holdings, Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:30 p.m., Eastern time, on October 23, 2023, or as soon thereafter as practicable.

Please notify Veronica Lah of Manatt, Phelps & Phillips, LLP at (310) 312-4130 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

BLUM HOLDINGS, INC.

By:	/s/ Sabas Carrillo
Chief Executive Officer